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SECURITI [barcode] SSION

05038035

BD

ANNUAL AUDI... T
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8-29142 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Charter One Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1215 Superior Avenue**
(No. and Street)

| **Cleveland** | **Ohio** | **44114** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Larry Martin CFO** **(216) 277-7140**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name - if individual, state last, first, middle name)

| **Suite 3300, 127 Public Square** | **Cleveland** | **Ohio** | **44114** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**SEC 1410 (06-02**

3/14/05

# CHARTER ONE SECURITIES, INC.

## TABLE OF CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1-2 |
| FINANCIAL STATEMENTS: | |
| Statement of Financial Condition December 31, 2004 | 3 |
| Statement of Income for the Year Ended December 31, 2004 | 4 |
| Statement of Changes in Shareholder's Equity for the Year Ended December 31, 2004 | 5 |
| Statement of Cash Flows for the Year Ended December 31, 2004 | 6 |
| Notes to Financial Statements | 7-9 |
| SUPPLEMENTAL SCHEDULE—Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2004 | 10 |
| SUPPLEMENTAL REPORT ON INTERNAL CONTROL | 11-12 |

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 185 SECTION

# *Charter One Securities, Inc.*

*Statement of Financial Condition*
*as of December 31, 2004*
*and Independent Auditors' Report and*
*Independent Auditors' Report on Internal Control*

***Filed pursuant to Rule 17a-5(e)(3) as a Public Document.***

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com



**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
Charter One Securities, Inc.

We have audited the accompanying statement of financial condition of Charter One Securities, Inc. (the "Company"), a wholly owned subsidiary of Charter One Bank, N.A., which is a wholly owned subsidiary of Citizens Financial Group, Inc., for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2005

# CHARTER ONE SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $19,047,116 |
| Commissions receivable—net of allowance of $18,500 | 1,491,706 |
| Premises and equipment—net | 887,427 |
| Prepaid expenses and other assets | 317,320 |
| TOTAL ASSETS | $21,743,569 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Due to related party | $ 3,062,860 |
| Accrued compensation | 1,100,187 |
| Accounts payable and other liabilities | 2,357,637 |
| TOTAL LIABILITIES | 6,520,684 |
| COMMITMENTS AND CONTINGENCIES | |
| SHAREHOLDER'S EQUITY: | |
| Class A common stock, no par value—one share authorized, issued, and outstanding at stated value | 1 |
| Class B common stock, nonvoting, no par value—1,000 shares authorized, issued, and outstanding at stated value | 999 |
| Additional paid-in capital | 9,581,859 |
| Retained earnings | 5,640,026 |
| TOTAL SHAREHOLDER'S EQUITY | 15,222,885 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $21,743,569 |

See accompanying notes to statement of financial condition.

### 1. GENERAL

***Basis of Presentation***—The accompanying financial statement includes the accounts of Charter One Securities, Inc. (the "Company"), a wholly owned subsidiary of Charter One Bank, N.A. ("COB"). COB holds both the Class A and the Class B common stock of the Company. COB is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). As of September 1, 2004, CFG acquired COB. CFG is a wholly owned subsidiary of the Royal Bank of Scotland plc.

***Nature of Operations***—The Company is registered as a full-service introducing broker-dealer under the Securities Exchange Act of 1934. The Company sells primarily investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Illinois, New York, Massachusetts, Vermont and Indiana. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, U.S. government securities, and variable life insurance contracts.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. General securities transactions are cleared through an outside clearing broker. Other investment and variable annuity selling agreements are negotiated directly between the Company and investment or insurance companies.

### 2. SUMMARY OF ACCOUNTING POLICIES

***Cash Equivalents***—The Company considers all highly liquid investments with a term of three months or less to be cash equivalents. Such amounts are considered short term in nature, therefore the carrying amount approximates fair value.

***Commissions Receivable***—Commissions receivable and related accrued expenses are recorded in the accompanying financial statements on a trade-date basis.

***Premises and Equipment***—Premises and equipment, which consist mainly of furniture, fixtures and office equipment, are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets.

***Income Taxes***—The Company is included in the consolidated tax return of CFG. Current and deferred taxes are allocated to the Company in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," based upon the Company's book and taxable income (loss) without regard to net operating loss and tax credit limitations that would be present on a separate return basis. The Company has no deferred tax assets or liabilities.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates, assumptions and judgments.

## 3. RELATED PARTY TRANSACTIONS

The Company maintains interest-bearing deposits at COB. The Company had $6,111,128 on deposit with COB at December 31, 2004.

Under formal agreements, COB provides certain services for the benefit of the Company. Services include providing office space, furnishings, general management, accounting, and other administrative support.

Due to related party of $3,062,860 at December 31, 2004, represents amount payable to COB and CFG primarily for income taxes, payroll, and integration costs.

## 4. NET CAPITAL RULE

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full-service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the minimum amount required was $443,522. At December 31, 2004, the Company's net capital and aggregate indebtedness to net capital ratio were $9,635,250 and .66 to 1, respectively.

## 5. EMPLOYEE BENEFIT PLAN

The Company participates in a defined contribution plan sponsored by COB (the "Plan") covering substantially all of its employees. COB matches employee contributions at the sum of 50% of the first 9% of employee contributions. COB may also provide a discretionary contribution. Under the Plan, employees can defer up to 25% of their annual compensation or 15% for highly compensated employees.

## 6. COMMITMENTS AND CONTINGENCIES

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management.

In the normal course of business, the Company is involved in customer complaints that may lead to arbitration. Although adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position.

## 7. SUBSEQUENT EVENTS

In the second quarter of 2005, it is anticipated the Company's assets will be acquired by Citizens Investment Services Corporation, a wholly owned subsidiary of CFG. The acquisition is currently pending National Association of Securities Dealers approval.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Charter One Securities, Inc.

In planning and performing our audit of the financial statements of Charter One Securities, Inc. (the "Company"), a wholly owned subsidiary of Charter One Bank, N.A., which is a wholly owned subsidiary of Citizens Financial Group, Inc., for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers, Inc., the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2005

# Charter One Securities, Inc.

*Statement of Financial Condition*
*as of December 31, 2004*
*and Independent Auditors' Report and*
*Independent Auditors' Report on Internal Control*

***Filed pursuant to Rule 17a-5(e)(3) as a Public Document.***

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Charter One Securities, Inc.

We have audited the accompanying statement of financial condition of Charter One Securities, Inc. (the "Company"), a wholly owned subsidiary of Charter One Bank, N.A., which is a wholly owned subsidiary of Citizens Financial Group, Inc., for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2005

# CHARTER ONE SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $19,047,116 |
| Commissions receivable—net of allowance of $18,500 | 1,491,706 |
| Premises and equipment—net | 887,427 |
| Prepaid expenses and other assets | 317,320 |
| TOTAL ASSETS | $21,743,569 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Due to related party | $ 3,062,860 |
| Accrued compensation | 1,100,187 |
| Accounts payable and other liabilities | 2,357,637 |
| TOTAL LIABILITIES | 6,520,684 |
| COMMITMENTS AND CONTINGENCIES | |
| SHAREHOLDER'S EQUITY: | |
| Class A common stock, no par value—one share authorized, issued, and outstanding at stated value | 1 |
| Class B common stock, nonvoting, no par value—1,000 shares authorized, issued, and outstanding at stated value | 999 |
| Additional paid-in capital | 9,581,859 |
| Retained earnings | 5,640,026 |
| TOTAL SHAREHOLDER'S EQUITY | 15,222,885 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $21,743,569 |

See accompanying notes to statement of financial condition.

## 1. GENERAL

***Basis of Presentation***—The accompanying financial statement includes the accounts of Charter One Securities, Inc. (the "Company"), a wholly owned subsidiary of Charter One Bank, N.A. ("COB"). COB holds both the Class A and the Class B common stock of the Company. COB is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). As of September 1, 2004, CFG acquired COB. CFG is a wholly owned subsidiary of the Royal Bank of Scotland plc.

***Nature of Operations***—The Company is registered as a full-service introducing broker-dealer under the Securities Exchange Act of 1934. The Company sells primarily investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Illinois, New York, Massachusetts, Vermont and Indiana. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, U.S. government securities, and variable life insurance contracts.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. General securities transactions are cleared through an outside clearing broker. Other investment and variable annuity selling agreements are negotiated directly between the Company and investment or insurance companies.

## 2. SUMMARY OF ACCOUNTING POLICIES

***Cash Equivalents***—The Company considers all highly liquid investments with a term of three months or less to be cash equivalents. Such amounts are considered short term in nature, therefore the carrying amount approximates fair value.

***Commissions Receivable***—Commissions receivable and related accrued expenses are recorded in the accompanying financial statements on a trade-date basis.

***Premises and Equipment***—Premises and equipment, which consist mainly of furniture, fixtures and office equipment, are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets.

***Income Taxes***—The Company is included in the consolidated tax return of CFG. Current and deferred taxes are allocated to the Company in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," based upon the Company's book and taxable income (loss) without regard to net operating loss and tax credit limitations that would be present on a separate return basis. The Company has no deferred tax assets or liabilities.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates, assumptions and judgments.

3. **RELATED PARTY TRANSACTIONS**

The Company maintains interest-bearing deposits at COB. The Company had $6,111,128 on deposit with COB at December 31, 2004.

Under formal agreements, COB provides certain services for the benefit of the Company. Services include providing office space, furnishings, general management, accounting, and other administrative support.

Due to related party of $3,062,860 at December 31, 2004, represents amount payable to COB and CFG primarily for income taxes, payroll, and integration costs.

4. **NET CAPITAL RULE**

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full-service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the minimum amount required was $443,522. At December 31, 2004, the Company's net capital and aggregate indebtedness to net capital ratio were $9,635,250 and .66 to 1, respectively.

5. **EMPLOYEE BENEFIT PLAN**

The Company participates in a defined contribution plan sponsored by COB (the "Plan") covering substantially all of its employees. COB matches employee contributions at the sum of 50% of the first 9% of employee contributions. COB may also provide a discretionary contribution. Under the Plan, employees can defer up to 25% of their annual compensation or 15% for highly compensated employees.

6. **COMMITMENTS AND CONTINGENCIES**

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management.

In the normal course of business, the Company is involved in customer complaints that may lead to arbitration. Although adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position.

7. **SUBSEQUENT EVENTS**

In the second quarter of 2005, it is anticipated the Company's assets will be acquired by Citizens Investment Services Corporation, a wholly owned subsidiary of CFG. The acquisition is currently pending National Association of Securities Dealers approval.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Charter One Securities, Inc.

In planning and performing our audit of the financial statements of Charter One Securities, Inc. (the "Company"), a wholly owned subsidiary of Charter One Bank, N.A., which is a wholly owned subsidiary of Citizens Financial Group, Inc., for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers, Inc., the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2005